UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CALEDONIA MINING CORPORATION PLC
(Name of issuer)

Common Shares
(Title of class of securities)

G1757E113
(CUSIP number)

July 24, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	G1757E113

1.	NAME OF REPORTING PERSONS SALES PROMOTION SERVICES SA
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

NIL – NOT AN IRS FILER

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

REPUBLIC OF PANAMA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

938,773

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

938,773

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

938,773

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) NOT APPLICABLE
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.85%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No	G1757E113

Item 1.	(a).	Name of Issuer:

CALEDONIA MINING CORPORATION PLC

(b).	Address of Issuer's Principal Executive Offices:

4th FLOOR, NO. 1 QUADRUM OFFICE, CONSTANTIA, JOHANNESBURG, SOUTH AFRICA

Item 2.	(a).	Name of Person Filing:

SALES PROMOTION SERVICES SA

(b).	Address of Principal Business Office, or if None, Residence:

ALTE LANDSTRASSE 100, CH 8702, ZOLLIKON, SWITZERLAND

(c).	Citizenship:

PANAMANIAN

(d).	Title of Class of Securities:

COMMON SHARES

(e).	CUSIP Number:

G1757E113

Item 3.	If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).
NOT APPLICABLE

Item 4.	Ownership.

The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

SALES PROMOTION SERVICES SA (“SALES PROMOTION”) – THE REPORTING PERSON  – IS A PRIVATELY HELD CORPORATION INCORPORATED IN PANAMA.  IT PURCHASED FOR ITS OWN ACCOUNT COMMON SHARES IN THE CAPITAL STOCK OF THE ISSUER OVER THE PERIOD BETWEEN MAY 2009 AND DECEMBER, 2010.  IT PURCHASE THE SHARES AS AN INVESTMENT AND NOT FORE RESALE.IT HAS NOT SOLD ANY OF THE SHARES OF THE ISSUER THAT IT PURCHASED.

SALES PROMOTION IS, AS OF THIS DATE, THE LEGAL AND BENEFICIAL OWNER OF 938,773 VOTING COMMON SHARES IN THE CAPITAL STOCK OF THE ISSUER.

AS SALES PROMOTION IS A COMPANY WHICH DOES NOT DO BUSINESS IN THE UNITED STATES, ITS MANAGEMENT WAS NOT AWARE OF THE REQUIREMENT TO FILE A SCHEDULE 13G WHEN ITS SHAREHOLDINGS IN THE ISSUER EXCEEDED 5.0% OF THE ISSUED SHARES OF THE ISSUER.  THE MANAGEMENT OF SALES PROMOTION WAS ONLY ADVISED RECENTLY OF ITS OBLIGATION TO FILE A SCHEDULE 13G.

(a)	Amount beneficially owned:

938,773

(b)	Percent of class:

8.85%
(c)	Number of shares as to which the trust has: NOT APPLICABLE

(i)	Sole power to vote or to direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All securities reported in this Schedule 13G are owned by Sales Promotion Services SA.  No other person has the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 11, 2018

/s/ MAX GLAUSER
Signature

MAX GLAUSER
Name: MAX GLAUSER
Title: Power of Attorney